Exhibit 99.4

AGREEMENT AND PLAN OF MERGER

of

ESSEX BANK

with and into

UNITED BANK

THIS AGREEMENT AND PLAN OF MERGER by and between Essex Bank (“Essex Bank”) and United Bank (“United Bank”) is dated as of June 2, 2021 (this “Bank Merger Agreement”).

WHEREAS, Essex Bank is a Virginia chartered commercial bank organized and existing under the Code of Virginia (the “Virginia Code”) with its principal office at 9954 Mayland Drive, Suite 2100, Richmond, Virginia 23233 with an authorized capitalization of 4,000,000 shares of common stock, $5.00 par value per share (“Essex Bank Capital Stock”), of which 1,167,790 shares of Essex Bank Capital Stock are outstanding; and

WHEREAS, United Bank is a Virginia chartered commercial bank organized and existing under the Virginia Code with its principal office at 11185 Fairfax Boulevard, Fairfax, Virginia 22030, with an authorized capitalization of 200,000 shares of common stock, par value $10.00 per share (“United Bank Capital Stock”), of which 200,000 shares are outstanding; and

WHEREAS, Essex Bank is a wholly owned subsidiary of Community Bankers Trust Corporation, a Virginia corporation and bank holding company having its headquarters at 9954 Mayland Drive, Suite 2100, Richmond, Virginia 23233 (“CBTC”); and

WHEREAS, United Bank is a wholly owned subsidiary of United Bankshares, Inc. a West Virginia corporation and financial holding company having its headquarters at 300 United Center, 500 Virginia Street, East, Charleston, West Virginia 25301 (“United”); and

WHEREAS, prior to the entry into this Bank Merger Agreement, United and CBTC entered into an Agreement and Plan of Reorganization dated as of June 2, 2021 (as such agreement may hereafter be amended or supplemented from time to time, the “Reorganization Agreement”) pursuant to which United has agreed to acquire CBTC by means of the merger of CBTC with and into United with United surviving such merger (the “Merger”); and

WHEREAS, it is contemplated pursuant to the Reorganization Agreement that, after the Merger, Essex Bank will be merged with and into United Bank, with United Bank surviving the merger (the “Bank Merger”); and

WHEREAS, each of the Boards of Directors of Essex Bank and United Bank has determined that the Bank Merger would be in the best interests of its respective bank, has approved the Bank Merger and has authorized its respective bank to enter into this Bank Merger Agreement; and

WHEREAS, the parties hereto intend that the Bank Merger shall qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Bank Merger Agreement is intended to be adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code;

NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein, the parties do hereby agree as follows:

ARTICLE I

At the Effective Time (as defined in Section 4.1), subject to the terms and conditions of this Bank Merger Agreement, Essex Bank shall be merged with and into United Bank, and United Bank shall be the surviving institution resulting from the Bank Merger (the “Merged Bank”), pursuant to Section 6.2-822 of the Code of Virginia. The Bank Merger shall have the effect provided in Section 6.2-822.C of the Code of Virginia.

ARTICLE II

The name of the Merged Bank in the Bank Merger shall be “United Bank.”

ARTICLE III

The business of the Merged Bank shall be that of a Virginia chartered commercial bank. The business shall be conducted by the Merged Bank at its principal office, which shall be located at the principal office of United Bank at 11185 Fairfax Boulevard, Fairfax, Virginia 22030, at all duly authorized and operating branches of United Bank and Essex Bank as of the Effective Time (as hereinafter defined), together with the principal office of Essex Bank, which shall be operated as a branch of the Merged Bank, and at all other offices and facilities of United Bank and Essex Bank established as of the Effective Time.

ARTICLE IV

Section 4.1     At the time the Bank Merger becomes effective (the “Effective Time”), the separate existence of Essex Bank shall cease and the corporate existence of United Bank, as the Merged Bank, shall continue unaffected and unimpaired by the Bank Merger; and the Merged Bank shall be deemed to be the same business and corporate entity as each of Essex Bank and United Bank. At the Effective Time, by virtue of the Bank Merger and without any further act, deed, conveyance or other transfer, all of the property, rights, powers and franchises of Essex Bank and United Bank shall vest in United Bank as the Merged Bank, and the Merged Bank shall be subject to and be deemed to have assumed all of the debts, liabilities, obligations and duties of Essex Bank and United Bank, and to have succeeded to all of the relationships, fiduciary or otherwise, of Essex Bank and United Bank as fully and to the same extent as if such property, rights, powers, franchises, debts, liabilities, obligations, duties and relationships had been originally acquired, incurred or entered into by the Merged Bank; provided, however, that the Merged Bank shall not, through the Bank Merger, acquire power to engage in any business or to exercise any right, privilege or franchise that is not conferred on the Merged Bank by the Virginia Code or applicable regulations.

Section 4.2     The Merged Bank, upon the consummation of the Bank Merger and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations, and all other rights and interests as agent, trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, conservator, assignee, receiver and committee of estates of incompetents, bailee or depository of personal property, and in every other fiduciary and/or custodial capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by each of Essex Bank and United Bank immediately prior to the Effective Time.

ARTICLE V

Section 5.1     At the Effective Time, (i) all of the shares of Essex Bank Capital Stock validly issued and outstanding immediately prior to the Effective Time shall, by virtue of the Bank Merger and without any action on the part of the holder thereof, be canceled and retired, and no cash, new shares of common stock, or other property shall be delivered in exchange therefor, and (ii) the shares of United Bank Capital Stock issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, continue to be issued and outstanding.

Section 5.2     At and after the Effective Time, certificates evidencing shares of Essex Bank Capital Stock shall thereafter not evidence any interest in Essex Bank or the Merged Bank.

Section 5.3     The stock transfer book of Essex Bank shall be closed as of the Effective Time and, thereafter, no transfer of any shares of Essex Bank Capital Stock shall be recorded therein.

Section 5.4     Any outstanding options or other rights to acquire shares of Essex Bank Capital Stock outstanding as of the Effective Time shall be canceled at the Effective Time.

ARTICLE VI

Section 6.1     Upon the Effective Time, the Board of Directors of the Merged Bank shall be comprised of those persons serving as directors of United Bank immediately prior to the Effective Time. Each such director shall hold office until the next annual meeting of the shareholder of the Merged Bank at which directors are elected, unless sooner removed, resigned, disqualified or deceased, and until his or her successor has been elected and qualified.

Section 6.2     The officers of United Bank serving immediately prior to the Effective Time shall serve as the officers of the Merged Bank, as the successor institution, until their successors are duly appointed by the Board of Directors of the Merged Bank.

ARTICLE VII

From and after the Effective Time, (i) the Articles of Incorporation, as amended, of the Merged Bank shall be the Articles of Incorporation of United Bank in effect immediately prior to the Effective Time and shall thereafter continue in full force and effect until further altered, amended or repealed in accordance with law, and (ii) the Bylaws, as amended, of the Merged Bank shall be the Bylaws of United Bank in effect immediately prior to the Effective Time and shall thereafter continue in full force and effect until further altered, amended or repealed in accordance with law.

ARTICLE VIII

This Bank Merger Agreement may be amended by a subsequent writing signed by all of the parties hereto, except that no provision in Article IX may be amended or waived at any time pursuant to its terms. This Bank Merger Agreement may be terminated by mutual consent of Essex Bank and United Bank at any time prior to the Effective Time. In addition, this Bank Merger Agreement will terminate, and be of no further force or effect, upon the termination of the Reorganization Agreement without any action by either party hereto.

ARTICLE IX

Section 9.1     This Bank Merger Agreement and the Bank Merger shall be adopted and approved by the written consent of the sole holder of all of the outstanding shares of Essex Bank Capital Stock and by the written consent of the sole holder of all of the outstanding shares of United Bank Capital Stock.

Section 9.2     The Effective Time shall be the later of: (i) the issuance by the Virginia State Corporation Commission (the “VSCC”) of a certificate of merger relating to the Bank Merger; and (ii) the time set forth in articles of merger relating to the Bank Merger filed with the VSCC; provided, however, that in no event shall the Effective Time be earlier than, or at the same time as, the effective time of the Merger.

Section 9.3     Notwithstanding any provision of this Bank Merger Agreement to the contrary, it shall be a condition to the consummation of the Bank Merger and the parties’ obligations to consummate the Bank Merger that, (i) immediately prior to the Effective Time, the Merger shall have been consummated and United shall be the sole holder of all of the issued and outstanding shares of Essex Bank Capital Stock and all of the issued and outstanding shares of United Bank Capital Stock, either directly or indirectly, and (ii) all required regulatory approvals shall have been obtained and any waiting periods shall have expired.

Section 9.4     Each of the parties hereto agrees to use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Bank Merger Agreement, subject to and in accordance with the applicable provisions of the Reorganization Agreement.

ARTICLE X

Any notice or other communication required or permitted under this Bank Merger Agreement shall be effective only if it is in writing and delivered personally or sent by registered or certified mail, postage prepaid, addressed as follows:

if to Essex Bank:

Rex L. Smith, III, President and Chief Executive Officer

John M. Oakey, III, Executive Vice President, General Counsel and Secretary

Essex Bank

9954 Mayland Drive, Suite 2100

Richmond, Virginia 23233

Fax: (804) 934-9299

E-mail: rsmith@essexbank.com

   joakey@essexbank.com

Copy to:

Scott H. Richter

200 S. 10th Street, Suite 1600

Richmond, Virginia 23219

Fax: (804) 420-6507

E-mail: srichter@williamsmullen.com

if to United Bank:

James J. Consagra, Jr., Chief Executive Officer

United Bank

1118 Fairfax Boulevard

Fairfax, Virginia 22030

Fax: (703) 442-7190

E-mail: james.consagra@bankwithunited.com

Copy to:

Sandra M. Murphy

Bowles Rice LLP

600 Quarrier Street

Charleston, West Virginia 25301

Fax: (304) 343-3058

E-mail: smurphy@bowlesrice.com

or to such other address as such party may designate by notice to the others and shall be deemed to have been given upon receipt.

ARTICLE XI

From time to time as and when reasonably requested by the Merged Bank and to the extent permitted by law and at the expense of the Merged Bank, the officers and directors of Essex Bank and United Bank last in office shall execute and deliver such assignments, deeds and other instruments and shall take or cause to be taken such further or other action as shall be necessary in order to vest or perfect in or to confirm of record or otherwise to the Merged Bank title to, and possession of, all of the property, rights, power and franchises of Essex Bank and United Bank, including, without limitation, all rights and interests of Essex Bank and United Bank in any fiduciary and/or custodial capacity, and otherwise to carry out the purposes of this Bank Merger Agreement, and the proper officers and directors of the Merged Bank, as the receiving and surviving entity, are fully authorized to take any and all such action in the name of Essex Bank and United Bank or otherwise.

ARTICLE XII

This Bank Merger Agreement is binding upon and is for the benefit of Essex Bank and United Bank and their respective successors and permitted assigns; provided, however, that neither this Bank Merger Agreement nor any rights or obligations hereunder may be assigned by any party hereto to any other person without the prior consent in writing of each other party hereto. This Bank Merger Agreement is not made for the benefit of any person, firm, corporation or association not a party hereto and no other person, firm, corporation or association shall acquire or have any right under or by virtue of this Bank Merger Agreement.

ARTICLE XIII

This Bank Merger Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, except to the extent federal law may be applicable.

ARTICLE XIV

This Bank Merger Agreement shall constitute a plan of “reorganization” for the Bank Merger within the meaning of Section 368(a) of the Code.

ARTICLE XV

This Bank Merger Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, Essex Bank and United Bank have each caused this Agreement and Plan of Merger to be executed as of the date first above written.

ESSEX BANK

By:	/s/ Rex L. Smith, III
Rex L. Smith, III
Title:	President and Chief Executive Officer

UNITED BANK

By:	/s/ James J. Consagra, Jr.
James J. Consagra, Jr.
Title:	Chief Executive Officer

Signature Page to the Agreement and Plan of Merger